Mission NewEnergy Limited

One Mission : One Energy : NewEnergy

Unit 4, 97 Hector Street West, Osborne Park
WA 6017

Tel: + 618 (08) 9445-1006
Fax: + 618 (08) 9204-2383
Email: invest@missionnewenergy.com
Website: www.missionnewenergy.com

25 November 2011

ASX ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

Mission New Energy Limited advises that at the Annual General Meeting held today, all the resolutions put to the members were passed on a show of hands.

Set out below is a summary of proxy votes received in relation to each resolution.

	For	Against	Abstain	Proxy Holder's Discretion
Resolution 1 – Adoption of Remuneration Report	2,610,503	58,693	10,900	10
Resolution 2 – Re-election of Director – Guy Burnett	3,340,825	48,814	123,508	3,967
Resolution 3 – Re-election of Director – Datuk Mohamed Zain Bin Mohamed Yusuf	3,451,906	49,314	11,927	3,967
Resolution 4 – Adoption of Employee Option Plan Rules	2,540,181	108,171	27,787	3,967
Resolution 5 – Adoption of Executive Performance Rights Plan	2,375,931	287,430	12,788	3,957

Yours faithfully

Guy Burnett
Company Secretary